Exhibit 8

Responsibilities for Financial Reporting

The Consolidated Financial Statements of Canada Life Financial Corporation (“the Company”), as well as all the information in the annual report, are the responsibility of management. The Consolidated Financial Statements for the Company have been reviewed by the Audit and Risk Management Committee and approved by the Board of Directors.

The Consolidated Financial Statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). The Consolidated Financial Statements contain some items that reflect management’s best estimates and judgements. Where alternative accounting methods exist, management has chosen those deemed most appropriate in the circumstances to ensure the Consolidated Financial Statements are presented fairly, in all material respects. Moreover, management has ensured that all financial information in this annual report is consistent with that in the Consolidated Financial Statements.

The Company maintains a system of internal accounting and administrative controls in accordance with OSFI’s Standards of Sound Business and Financial Practices and the Quebec Guideline for Sound Risk Governance. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and forms a proper basis for the preparation of the Consolidated Financial Statements. The Company’s internal audit department assesses the systems of internal control on an ongoing basis.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing the Consolidated Financial Statements of the Company. The Board carries out this responsibility principally through its Audit and Risk Management Committee of independent Directors. The Audit and Risk Management Committee meets periodically with management and the internal and external auditors to discuss auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Consolidated Financial Statements and the reports of the external auditors and the Appointed Actuary.

The Appointed Actuary is appointed by the Board of Directors and is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations. The Appointed Actuary is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form the opinion. The Appointed Actuary makes use of the internal and external auditors’ work in respect of the accuracy of the policy data used in the valuation. The Appointed Actuary is required each year to analyze the financial condition of the Company and to prepare a report for the Board of Directors. For 2001, this analysis tested the capital adequacy of the Company until December 31, 2005 under adverse economic and business conditions.

Ernst & Young LLP have been appointed the external auditors for the Company. It is the external auditors’ responsibility to report to the shareholders of the Company on the fairness of presentation of the Company’s Consolidated Financial Statements. The external auditors make use of the Appointed Actuary’s work in their audit of the Company. The Auditors’ Report for the Company outlines the scope of their audit and their opinion. The external auditors have full and unrestricted access to the Audit and Risk Management Committee of the Company.

February 4, 2002

/s/ D.A. Nield	/s/ P.G. Crowley
D. A. Nield	P.G. Crowley
Chairman of the Board,	Executive Vice-President
President and Chief Executive Officer	and Chief Financial Officer

Canada Life Financial Corporation

Appointed Actuary’s Report

To the Policyholders, Shareholders and Directors of
Canada Life Financial Corporation:

I have valued the policy liabilities of Canada Life Financial Corporation for its Consolidated Balance Sheets as at December 31, 2001 and their change in its Consolidated Statements of Net Income and the Consolidated Statements of Equity for the year then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.

/s/ D. A. Loney
D. A. Loney
Fellow, Canadian Institute of Actuaries
Toronto, Canada, February 4, 2002

Auditors’ Report

To the Shareholders of Canada Life Financial Corporation:

We have audited the Consolidated Balance Sheets of Canada Life Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2001 and 2000 and the Consolidated Statements of Net Income, Equity, Cash Flows and Changes in Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company and of the segregated funds as at December 31, 2001 and 2000 and the results of its operations and its cash flows and changes in segregated funds for the years then ended in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

As disclosed in note 2(a)(i) to the Consolidated Financial Statements, new Canadian generally accepted accounting principles required the Company to change its method of accounting for certain segregated funds and group life and health insurance products. As well as disclosed in note 19(b) to the Consolidated Financial Statements, new United States generally accepted accounting principles required the Company to change its method of accounting for the policyholders’ dividend obligation and for derivatives.

/s/ Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 4, 2002

Canada Life Financial Corporation

Consolidated Financial Statements

Consolidated Statements of Net Income

For the years ended December 31 (in millions of Canadian dollars, except per share amounts)	2001	2000

		(restated – note 2(a))
REVENUES
Premiums
Participating insurance and annuities	$768	$786
Non-participating:
Annuities	2,272	1,742
Individual life and health insurance	516	480
Group life and health insurance	1,633	1,391
Reinsurance	169	153
General insurance	—	124

	5,358	4,676
Net investment income (note 6(c))	2,241	2,306
Fee and other income (note 2(n))	465	479

	8,064	7,461

EXPENDITURES
Payments to policyholders and beneficiaries
Life, health and general benefits	1,987	1,670
Annuity payments	1,246	1,128
Maturities, surrender payments and other	1,680	1,837
Participating policyholder dividends	305	289

	5,218	4,924
Increase in actuarial liabilities (notes 2(a) and 7(a))	972	707
Commissions	461	409
General expenses	794	743
Premium and other taxes	64	68
Interest expense (note 8)	39	39

	7,548	6,890

Net income before income taxes and goodwill expense	516	571
Income taxes (note 9)	153	195

Net income before goodwill expense	363	376
Goodwill expense (notes 2(l) and 9(d))	25	24

Net income	338	352
Participating policyholders’ net loss	(4)	(4)

Shareholders’ net income	$342	$356

Earnings per common share (note 12)
Basic and diluted	$2.13	$2.22

(see accompanying notes)

Canada Life Financial Corporation

Consolidated Financial Statements

Consolidated Balance Sheets

As at December 31 (in millions of Canadian dollars)	2001	2000

		(restated – note 2(a))
ASSETS
General fund
Invested assets (note 6(a))
Bonds	$19,046	$17,681
Mortgages	7,996	7,583
Common and preferred stocks	2,475	2,002
Real estate	941	851
Policy loans	1,070	988
Short-term investments	149	373
Cash and cash equivalents (note 2(o))	993	1,051
Other	775	594

Total invested assets	33,445	31,123
Premiums receivable	123	160
Investment income due and accrued	369	388
Goodwill (note 2(l))	137	151
Other assets (note 9(c))	877	914

Total general fund	$34,951	$32,736

Segregated funds	$22,090	$22,383

LIABILITIES AND EQUITY
General fund
Policy liabilities
Actuarial liabilities (notes 2(a), 3 and 7)	$27,169	$25,481
Benefits payable and provision for unreported claims	645	449
Policyholders’ amounts left on deposit	426	428
Provision for future policyholder dividends and experience rating refunds	372	328

Total policy liabilities	28,612	26,686
Net deferred gains (note 6(d))	1,491	1,543
Other liabilities (note 10)	875	1,021

	30,978	29,250

Subordinated debentures (note 8)	550	550

Equity
Participating policyholders’ equity	40	44
Shareholders’ equity
Preferred shares (note 11)	145	—
Common shares (note 11)	317	317
Retained earnings	2,921	2,575

	3,423	2,936

Total general fund	$34,951	$32,736

Segregated funds	$22,090	$22,383

(see accompanying notes)

On behalf of the Board:

/s/ D.A. Nield	/s/ T. Iain Ronald
D. A. Nield	T. Iain Ronald
Chairman of the Board,	Chairman of the Audit and
President and Chief Executive Officer	Risk Management Committee

Canada Life Financial Corporation

Consolidated Financial Statements

Consolidated Statements of Equity

For the years ended December 31 (in millions of Canadian dollars)	2001	2000

PARTICIPATING POLICYHOLDERS’ EQUITY
Balance, beginning of year	$45	$49
Participating policyholders’ net loss	(4)	(4)

Balance, end of year	41	45

Currency translation
Balance, beginning of year	(1)	(2)
Change for the year	—	1

Balance, end of year	(1)	(1)

Total participating policyholders’ equity	$40	$44

SHAREHOLDERS’ EQUITY
Share capital
Preferred shares (note 11)
Balance, beginning of year	$—	$—
Issue of preferred shares	145	—

Balance, end of year	$145	$—

Common shares (note 11)
Balance, beginning and end of year	$317	$317

Retained earnings
Balance, beginning of year as reported	$2,652	$2,571
Change in accounting policy (note 2(a)(i))	—	(198)

Balance, beginning of year as restated	2,652	2,373

Shareholders’ net income as reported	342	385
Change in accounting policy (note 2(a)(i))	—	(29)

Shareholders’ net income as restated	342	356
Dividends paid to shareholders	(84)	(77)

Balance, end of year	2,910	2,652

Currency translation account
Balance, beginning of year as reported	(77)	(58)
Change in accounting policy (note 2(a)(i))	—	6

Balance, beginning of year as restated	(77)	(52)
Change for the year	88	(25)

Balance, end of year	11	(77)

Total retained earnings	$2,921	$2,575

Total equity	$3,423	$2,936

(see accompanying notes)

Canada Life Financial Corporation

Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31 (in millions of Canadian dollars)	2001	2000

		(restated – note 2(a))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$338	$352
Items not affecting cash and cash equivalents
Increase in actuarial liabilities and other policy liabilities	1,167	708
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(282)	(336)
Other, including future income taxes	68	64

	1,291	788

Net change in other operating assets and liabilities
Other assets	21	(22)
Other liabilities	(151)	13

	(130)	(9)

Increase due to operating activities	1,161	779

CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and scheduled redemptions of:
Bonds	21,570	9,836
Mortgages	2,672	3,460
Common and preferred stocks	869	1,223
Real estate	66	394
Other investments	119	174
Purchases of:
Bonds	(22,248)	(10,384)
Mortgages	(2,852)	(3,781)
Common and preferred stocks	(1,278)	(1,116)
Real estate	(111)	(156)
Other investments	(294)	(105)
Net short-term investments	227	(251)
Net policy loans	(45)	(27)
Acquisition
Cash and cash equivalents	—	176

Decrease due to investing activities	(1,305)	(557)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid to common shareholders	(84)	(77)
Issue of preferred shares (note 11)	145	—

Increase (decrease) due to financing activities	61	(77)

Effect of changes in exchange rates on cash and cash equivalents	25	(8)

Net increase (decrease) in cash and cash equivalents for the year	(58)	137
Cash and cash equivalents, beginning of year	1,051	914

Cash and cash equivalents, end of year	$993	$1,051

Supplementary disclosure of cash flow information:
Interest paid on subordinated debentures and other liabilities	$39	$39
Income taxes paid, net of refunds	$172	$97

(see accompanying notes)

Canada Life Financial Corporation

Consolidated Financial Statements

Consolidated Statements of Changes in Segregated Funds

For the years ended December 31 (in millions of Canadian dollars)	2001	2000

ADDITIONS TO SEGREGATED FUNDS
Deposits and transfers from the general fund	$3,828	$3,692
Net investment income	438	636
Net decrease in fair value of investments	(2,592)	(482)

	1,674	3,846

DEDUCTIONS FROM SEGREGATED FUNDS
Withdrawals, benefit payments and transfers to the general fund	2,033	2,690
Operating expenses	353	379
Tax recovery	(60)	(32)
Currency translation adjustment	(359)	301

	1,967	3,338

Net additions (deductions) to segregated funds for the year	(293)	508
Segregated funds, beginning of year	22,383	21,875

Segregated funds, end of year	$22,090	$22,383

(see accompanying notes)

Consolidated Statements of Segregated Funds Net Assets

As at December 31 (in millions of Canadian dollars)	2001	2000

Bonds	$2,219	$2,445
Mortgages	8	8
Common and preferred stocks	17,769	18,247
Real estate	788	747
Cash and short-term investments	1,536	1,211
Investment income due and accrued	20	40
Tax liability	(61)	(63)
Due to brokers and others	(189)	(252)

	$22,090	$22,383

(see accompanying notes)

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

1.        Nature of Operations and Business Activities

Canada Life Financial Corporation (“the Company”), incorporated on June 21, 1999, was formed for the purpose of becoming a publicly traded holding company of The Canada Life Assurance Company (CLA), which demutualized on November 4, 1999. Both companies are registered under the Insurance Companies Act, Canada (ICA), which is administered by the Office of the Superintendent of Financial Institutions, Canada (OSFI). The Company offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United Kingdom, the United States and the Republic of Ireland, and in several other jurisdictions.

There were no material acquisitions or dispositions during 2001. In 2000, the Company sold its 100% interest in its general insurance subsidiary, Canada Life Casualty Insurance Company. Included in the December 31, 2000 Consolidated Statement of Net Income was revenue of $132 million and net income of $10 million relating to the general insurance subsidiary and included in fee and other income, a gain of $18 million, net of tax from the disposition of this subsidiary.

The 2000 comparative figures have been reclassified to conform to presentation changes adopted in 2001.

2.        Significant Accounting Policies

The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP) for life insurance enterprises, including the accounting requirements of OSFI. There are no differences between GAAP and OSFI accounting requirements. See note 19 for a description and reconciliation of differences between GAAP in Canada and the United States.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as at the date of the Consolidated Financial Statements and income and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates are related to the determination of actuarial liabilities which are discussed in note 3.

The significant accounting policies followed in the preparation of these Consolidated Financial Statements are summarized as follows:

(a)      Accounting changes for actuarial liabilities

During 2001, the Company adopted the new Standards of Practice for the Valuation of Policy Liabilities of Life Insurers (“Life SOP”) issued by the Canadian Institute of Actuaries (CIA). It also adopted amendments to accounting recommendations with respect to the valuation of actuarial liabilities issued by the Canadian Institute of Chartered Accountants (CICA).

The CIA and CICA recommendations require the use of the Canadian Asset Liability Method (CALM) for the valuation of actuarial liabilities. CALM introduces the use of economic scenario testing for the determination of actuarial liabilities for all lines of business. Previously, such approaches were used for annuity business only. The new standards have been implemented by the Company as follows:

(i)         Changes in accounting policy

The new standards result in a change in the method for determining general fund actuarial liabilities related to certain segregated funds and group life and health insurance products, details of which are disclosed in note 3.

This portion of the new standards is being adopted as a change in accounting policy and is applied retroactively with the restatement of prior periods. The impact of this change on the Consolidated Statement of Equity has resulted in a decrease of $198 million in the 2000 opening shareholders’ retained earnings and an increase of $6 million in the 2000 opening Currency Translation Account (CTA). The impact of this change on the Consolidated Balance Sheets is a decrease of $47 million (cumulative increase of $239 million as at December 31, 2000) in actuarial liabilities, and a decrease of $11 million (increase of $24 million for 2000) in the future income tax assets. The change is also reflected on the Consolidated Statements of Net Income through a decrease of $47 million (increase of $35 million for 2000) in the change in actuarial liabilities, and an increase of $11 million (decrease of $6 million for 2000) in income taxes.

(ii)       Changes in accounting estimates

Excluding the changes with respect to actuarial liabilities related to certain segregated funds and group life and health insurance products, the remaining impact of adopting CALM is a refinement to existing practice and is accordingly accounted for as a change in estimate. The remainder of the new standards were adopted on October 1, 2001 and applied prospectively. These changes do not have a material impact on these Consolidated Financial Statements.

(b)      Basis of consolidation

These financial statements consolidate the operating results and financial position of the Company and its subsidiaries.

(c)      Participating account

The ICA requires the Company to maintain two accounts within its general fund: one for its participating policies (the participating account) and one for all of its other business (the shareholders’ account). Through its participating account, the assets, liabilities, income and equity relating to the Company’s participating policies are recorded separately. The participating account is composed of three sub-accounts, which were created upon demutualization in November 1999: a “closed block subaccount,” an “ancillary sub-account” and a “new business sub-account”.

The closed block sub-account is comprised of the liabilities, in respect of participating policies issued or assumed by the Company prior to demutualization, for guaranteed benefits, including riders or supplementary benefits, expenses and

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

taxes, policyholders’ reasonable expectations for dividends and other non-guaranteed benefits determined using best estimate assumptions. If at any time the value of the assets allocated to the closed block sub-account were, in the opinion of the Appointed Actuary, less than the assets required in the long term to support the liabilities of the closed block and the future reasonable net income expectations of the policyholders, assets having a sufficient value to rectify the situation would be transferred, first from the ancillary sub-account and then, if such deficiency were expected to be permanent, from the shareholders’ account. Any such transfers from the shareholders’ account would be recorded as a charge to the shareholders’ net income.

The ancillary sub-account contains the margins for adverse deviations in respect of the participating policies contained in the closed block sub-account. Assets that, in the opinion of the Appointed Actuary, are in excess of those required to support the ancillary sub-account liabilities will be transferred periodically from the ancillary sub-account to the shareholders’ account. Such amounts will be recorded as shareholders’ net income.

The new business sub-account is comprised of all liabilities in respect of new participating policies issued on or after demutualization. On demutualization, $50 million of seed capital was transferred from the retained earnings of the shareholders’ account to the new business sub-account. Subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholders’ account once the value of the assets allocated to the new business sub-account exceeds the value, in the opinion of the Appointed Actuary, required to provide for the new business sub-account liabilities. Transfers of seed capital to the shareholders’ account would be returns of capital and would be recorded as adjustments to shareholders’ retained earnings. A reasonable rate of return on seed capital will be recognized as income in the shareholders’ account and an expense in the participating account. In addition, a percentage of the net income of the new business sub-account may be transferred to the shareholders’ account as permitted by regulation.

(d)      Valuation of invested assets held for the general fund

(i)         Bonds and mortgages

Bonds, including asset-backed fixed term securities, and mortgages are carried at amortized cost.

The difference between the proceeds on the sale of a bond or mortgage prior to maturity and its carrying value is considered to be an adjustment of future portfolio yield. This difference is deferred on the Consolidated Balance Sheets and amortized to net income over the remaining term to maturity.

(ii)       Stocks and real estate

Portfolio investments in stocks and real estate, which include Company-occupied premises, are carried at a value that is adjusted toward fair value each year. The adjustment for stocks is 15% per annum of the difference between carrying value and year-end fair value. The fair value adjustment for real estate is 10% per annum of the difference between carrying value and appraised value. Appraised value is determined annually based on a combination of internal appraisals established by the Company and independent appraisals. All real estate properties are independently appraised at least once every three years. Net realized gains and losses on the disposal of stocks and real estate are deferred on the Consolidated Balance Sheets and are amortized to net income on a declining balance basis at 15% per annum for stocks and at 10% per annum for real estate.

(iii)      Policy loans

Policy loans are carried at their unpaid balance and are fully secured by the cash surrender value of the policies on which the respective loans are made.

(iv)      Other invested assets

Other invested assets generally include the Company’s investment in equipment leases, limited partnerships, and equity investments in which the Company has the ability to exercise significant influence. Equipment leases are carried at cost less accumulated depreciation. Equity investments and limited partnerships are carried at cost plus the Company’s pro rata share of the investees’ net income (loss), less any distributions paid to the Company during the year.

(v)        Impaired investments and provisions for losses

Impaired investments include all loans with payments of 90 days or more in arrears unless their repayment has been insured by a government authority or representative thereof. Impaired investments also include loans that are not in arrears but where management has determined that an impairment in value exists.

The carrying value of the Company’s investment in a bond or mortgage is reduced by a specific provision for loss to the extent an impairment in value is deemed to exist. A specific provision for loss is established whenever there is a decline in the value of a bond, which is other than temporary, or when the recovery of the principal and accrued interest on a mortgage is in doubt and the value of the underlying security is also impaired. A specific provision for loss is only reduced as a result of a write-off or sale of the impaired investment, or if the conditions that caused the impairment no longer exist. Accrual of interest is discontinued and previously accrued interest is reversed on impaired bonds and impaired mortgages where payments are 90 days or more in arrears.

Property that is acquired due to a mortgage foreclosure and held for resale is classified as real estate and is valued at the lower of the amortized cost of the mortgage at the time of foreclosure and net realizable value of the property. Any losses on foreclosure and subsequent adjustments to net realizable value are recognized in net income immediately.

The carrying value of the stock portfolio or the real estate portfolio is written down to fair value immediately if there is an other than temporary decline in the value of either portfolio. The Company treats the stock and real estate portfolios as separate portfolios for the purpose of assessing whether permanent impairment exists.

In addition to specific provisions noted above for existing asset impairments, the Company provides for potential future asset defaults through the reduction of the assumed investment yields used in the calculation of the actuarial liabilities as disclosed in note 3 and as required by the CIA and OSFI.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(e)      Fair value

(i)         Bonds and mortgages

The fair value of publicly traded bonds and asset-backed fixed term securities is determined using quoted market prices. The fair value of bonds and mortgages that are not publicly traded is determined by discounting the expected future cash flows related to these loans at market interest rates.

(ii)       Common and preferred stocks

The fair value of common and preferred stocks is determined using quoted market prices. The fair value of common and preferred stocks that are not publicly traded is determined by discounting expected future cash flows at risk-adjusted rates of return.

(iii)      Real estate

The fair value of real estate is determined based on the appraised value as described in note 2(d)(ii).

(iv)      Other invested assets and policy loans

The fair value of other invested assets and policy loans is generally estimated to equal carrying value.

(v)        Subordinated debentures

The fair value of the Company’s subordinated debentures is determined based on the value in the market for equivalently rated securities of similar terms.

(f)      Segregated funds

The Company manages certain funds that are segregated from the general fund of the Company. This business includes Canadian segregated annuity funds; unit-linked life insurance and annuity business in the United Kingdom and the Republic of Ireland; and variable annuity separate account business in the United States. The net assets of these funds are carried at fair value, and a corresponding amount is reported as a liability.

(g)      Foreign currency translation

Foreign currency assets and liabilities are translated into Canadian dollars using the rates of exchange in effect at the balance sheet dates. Revenues and expenditures are translated into Canadian dollars at average rates of exchange during the year.

The Company’s CTA arises from the translation of its self-sustaining foreign operations. Unrealized foreign currency gains and losses arising on the translation of the accounts of the Company’s foreign operations and on forward foreign exchange agreements that are used to hedge the exposure of the Company’s investments in foreign operations are recorded as a direct adjustment to the CTA. The CTA is presented as a separate component of equity on the Consolidated Statements of Equity.

(h)      Income taxes

The Company uses the liability method of tax allocation. Future income tax assets and liabilities reflect the net tax effects of temporary differences between the value of assets and liabilities reported for financial statement purposes and those reported for income tax purposes.

(i)      Employee future benefit liabilities

The Company maintains defined benefit pension plans and provides other post-retirement benefits such as post-retirement life insurance, health and dental insurance benefits for its employees and agents. The assets supporting the trusteed pension plans of the Company are held in separate trusteed pension funds. The remaining benefits are included in other liabilities and are supported by general fund assets of the Company. The accrued benefit is determined using a market rate of interest.

Pension and other post-retirement benefit costs for the year are based on the estimated benefits earned by the employees and agents during the year. Pension plan surplus or deficit, changes in assumptions and plan amendments, as well as experience gains and losses, are amortized to income over the expected average remaining service life of plan members.

(j)      Derivative financial instruments

The Company utilizes derivative financial instruments, including swaps, forward contracts, futures and options, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. Gains and losses resulting from the use of these derivative financial instruments are included in income on a basis consistent with the underlying positions being hedged.

(k)      Reinsurance

The Company’s premium income, payments to policyholders and beneficiaries, actuarial liabilities and increase in actuarial liabilities are all shown net of amounts ceded to, or including amounts assumed from, other insurers.

(l)      Goodwill

Goodwill represents the excess of cost over the estimated fair value of the net assets acquired as at the date of acquisition. Goodwill is generally amortized to income on a straight-line basis over 10 years.

Management annually assesses the recoverability of unamortized goodwill. Unamortized goodwill that is attributed to economies of scale to be realized on the integration of businesses acquired is charged to income to the extent it is no longer recoverable from the expected future unrealized benefit of such economies of scale. On this basis, unamortized goodwill attributed to economies of scale is charged to income immediately when the economies of scale are either recognized in the valuation of the liabilities or are no longer expected to occur. The recoverability of other goodwill is assessed based on discounted future cash flow projections (not including future economies of scale) from the businesses acquired. See note 2(r)(i) for a description of changes to this policy effective January 1, 2002.

(m)      Gross premiums

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(n)      Fee and other income

Fee and other income primarily includes fees earned from the management of the Company’s segregated funds assets, third party assets and fees earned from investment management services provided by subsidiary companies.

(o)      Cash and cash equivalents

Cash equivalents consist of investments with original maturities at acquisition of three months or less.

(p)      Short-term investments

Short-term investments consist of investments with original maturities at acquisition exceeding three months, but less than 12 months.

(q)      Software costs

For those costs that meet specific criteria, the Company capitalizes and amortizes software acquisition and development costs over a period not exceeding five years.

(r)      Future changes in accounting policy

(i)         Goodwill and other intangible assets

The CICA approved new recommendations on accounting for Goodwill and Other Intangible Assets in September 2001. Under the requirements of the new recommendations, all goodwill and intangible assets with indefinite lives will cease to be amortized to net income. Goodwill and intangible assets with indefinite lives will be subject to a periodic impairment review to test whether the fair value remains greater than, or equal to, book value. Any excess of book value over fair value would be charged to net income in the period in which the impairment has been determined.

The Company will adopt the new recommendations as of January 1, 2002 at which time goodwill will no longer be amortized. The adoption of these recommendations will result in the elimination of approximately $25 million of goodwill expense.

(ii)         Stock-based compensation

The CICA approved new recommendations on the treatment of stock-based compensation in November 2001. The new recommendations allow for the use of either the fair value based or intrinsic value based methods to account for certain stock-based compensation agreements.

The Company will adopt the new recommendations using the intrinsic value based methods as of January 1, 2002 with retroactive application without restatement of prior periods. The adoption of these recommendations is not expected to have a material impact on the Company’s Consolidated Financial Statements.

3.        Significant Actuarial Policies

Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commissions and policy administrative expenses for all insurance and annuity policies in force with the Company. The Company’s Appointed Actuary is responsible for determining the amount of the actuarial liabilities such that sufficient funds will be available in the future to meet the Company’s obligations. The valuation methods used by the Appointed Actuary are determined using generally accepted actuarial practices, according to standards established by the CIA. The valuation methods used by the Company were changed in 2001 to adopt Life SOP as required by the CIA. See note 2(a)(i) for the impact of this change on the Consolidated Financial Statements. In addition, CICA Accounting Guideline 9 requires that the determination of the actuarial liabilities include the discounting effect of future income taxes relating directly to items included in the computation of these liabilities.

The valuation methodology under Life SOP is CALM. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations. The method consists of four basic steps:

1.	Determination of the period over which these projections are performed.

2.	Projection of liability cash flows.

3.	Projection of asset cash flows.

4.	Performance of economic scenario testing under a variety of plausible economic conditions.

The Company maintains specific asset funds to back each major line of business in each country. The projection of liability and asset cash flows recognizes these specific asset funds.

(a)      Selecting the projection period

The projection period is chosen so as to include all insured events in the valuation process. The projection period is long enough to encompass all material policy-related obligations arising from commitments the insurer has made on, or before, the valuation date. For example, the projection period for a traditional non-participating individual life policy is the maturity date of the contract.

For certain segregated funds products without significant insurable events, Life SOP requires a method for determining general fund actuarial liabilities which involves a projection of future policy expense margins and a comparison of these amounts to expenses associated with the acquisition of these policies that have not yet been recovered. To the extent these future margins will allow for the future recovery of these unrecovered expenses, the unrecovered expenses are a reduction to actuarial liabilities otherwise computed.

For certain group life and health insurance products, Life SOP allows for the amortization and recovery of acquisition expenses from policy expense margins that are expected to be received in the future. To the extent these future margins will allow for the future recovery of these unrecovered expenses, the unrecovered expenses are a reduction to actuarial liabilities otherwise computed.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(b)      Projecting liability cash flows

Projecting liability cash flows involves the use of best estimates for the following assumptions: mortality, morbidity, administrative expenses, policyholder dividends, and policy lapses and surrenders. Actual experience is monitored against these assumptions to ensure they remain reasonable.

The process of projecting liability cash flows involves the estimation of the occurrence of events (e.g., a policyholder’s death or surrender) that may or may not happen until many years in the future. Due to the uncertainties involved in this process, best estimate assumptions are adjusted by margins for adverse deviations, which provide for possible unfavourable deviations from expected experience. These margins increase actuarial liabilities and reduce the net income that otherwise would be recognized at the inception of a policy.

The range for these margins is set out in guidelines issued by the CIA. Given the diversity and size of the Company’s portfolio, the risk of deviations being significantly different than expected is relatively low, so that margins at the low end of the permissible range are often justifiable. However, the Company often follows a more prudent practice of establishing margins close to the middle of the range.

(c)      Key assumptions for projecting liability cash flows

The following is a description of the methods used to calculate the best estimates for the significant non-economic assumptions used in the projection of liability cash flows.

(i)         Mortality

Mortality relates to the incidence of death. For life insurance, the Company conducts annual mortality studies for each country and line of business. The Company’s assumptions are derived by expressing its own average experience over the last five years as a percentage of the most recent industry experience tables.

For major payout annuity blocks of business, the Company conducts annual mortality studies and the rates used are based on the average experience over the last five years. In the case of smaller blocks of annuity business where the experience is too small to be reliable, inter-company pension experience tables are used. Suitable projection factors reflecting industry experience are used in all cases to allow for the improving mortality trends.

(ii)       Morbidity

Morbidity generally refers to the incidence of sickness and accident claims, and to the rate of recovery of such claimants.

For people who are not currently disabled, the morbidity assumptions for individual policies are based on recent internal studies translated into various factors applied to standard industry morbidity tables. For group policies, the premium can be changed each year due to changing claims experience and, therefore, the liability is set equal to a portion of the premiums paid in advance.

For people who are disabled, the termination assumptions are based on recent internal studies and translated into factors applied to standard industry tables.

(iii)      Administrative expenses

Actuarial liabilities include amounts to provide for the costs of administering policies in force such as the cost of collecting premiums, processing and adjudicating claims, periodic communications with policyholders, related indirect expenses and a share of overhead costs. Allowances for expenses are based on the Company’s most recent internal cost analysis, with adjustments to the current valuation year. The internal cost analysis is reviewed and updated annually. These expenses are projected into the future with allowances for inflation.

(iv)      Policyholder dividends

Policy liabilities include the present value of the estimated future payments of participating policyholder dividends, including terminal bonus dividends for policies issued in the United Kingdom and the Republic of Ireland. Dividends paid to participating policyholders are calculated in accordance with the dividend policy established by the Board of Directors (“the Board”).

(v)        Policy lapses and surrenders

Although a policy contract may call for the payment of premiums over the full term of the policy, policyholders may choose not to continue to pay premiums, thereby allowing their policy to lapse. Policyholders may also choose to surrender their policy in return for the policy’s cash surrender value. Policy termination rate assumptions are based on the Company’s recent experience by country and line of business. For certain products, the actuarial liability decreases as policy termination rates increase. On such products, very low policy termination rates are assumed in establishing the liabilities.

(d)      Projecting asset cash flows

Asset cash flow projections reflect future scheduled events (e.g., coupon payments and maturities on bonds) as well as the use of best estimates for the following assumptions: investment expenses, asset defaults and pre-payments. These best estimate assumptions are adjusted by margins for adverse deviations, which provide for possible unfavourable deviations from expected experience. Assumptions are also made about reinvestment/disinvestment strategies for net cash flows.

(e)      Economic scenario testing

A variety of economic scenarios are tested for most products. Scenarios include increases or decreases in interest rates, as well as changing patterns of these rates. The level of actuarial liabilities is determined by considering the amount of assets that must be set aside currently to provide for all future obligations under the more adverse economic scenarios tested.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

4.       Interest Rate, Foreign Currency, Credit and Liquidity Risk

(a)     Interest rate risk

Interest rate risk is the risk that the economic value of the Company is adversely impacted by changes in interest rates. The interest rate risk associated with the Company’s annuity and pension products is of particular importance because these products constitute approximately 58% (59% in 2000) of the Company’s general fund actuarial liabilities. The timing and amount of the Company’s obligations under annuity and pension products can be determined with reasonable certainty and the mismatch positions of the assets supporting these liabilities is monitored quarterly to measure compliance with the limits set out in the Company’s Investment Policy.

The following table shows the estimated amount of the future asset and liability cash flows associated with the Company’s annuity and pension products that were in force at December 31 and reflects the appropriate repricing or maturity date. The cash flow gap between the assets and the liabilities is also noted. These cash flows include the effect of any off-balance sheet derivative financial instruments the Company has entered into for asset/liability management purposes.

For the year ended December 31:

	Repricing or maturity date

(in millions of Canadian dollars)	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	Over 20 years

2001
Assets	$2,740	$8,423	$5,669	$7,679	$5,655
Liabilities	2,827	8,331	5,470	7,065	6,445

Cash flow gap	$(87)	$92	$199	$614	$(790)

2000
Assets	$2,765	$7,573	$5,313	$6,603	$5,435
Liabilities	2,639	7,772	4,969	6,499	5,648

Cash flow gap	$126	$(199)	$344	$104	$(213)

Two related methods are used by the Company to measure and to monitor the interest rate risk associated with the Company’s annuity and pension products.

(i)     Duration mismatch

The following table indicates, in years, the duration mismatch that is associated with the Company’s annuity and pension products as at December 31:

(in years)	2001	2000

Asset duration	7.01	6.98
Liability duration	6.99	6.92

Duration mismatch	0.02	0.06

(ii)     Net present value

The impact on the net present value (NPV) of the Company’s annuity and pension products of a 1% parallel change in interest rates, as at December 31 is shown in the following table:

(in millions of Canadian dollars)	2001	2000

NPV	$366	$394
Impact on NPV if interest rate changed +1%	(53)	(56)

Impact on NPV if interest rate changed –1%	44	50

The margins for adverse deviations set aside in the actuarial liabilities, as described in note 3, take into account adverse interest rate movements that are significantly more adverse than the parallel 1% change shown above.

(b)     Foreign currency risk

Foreign currency risk is the risk of loss due to adverse movements in foreign currency rates as compared to the Canadian dollar. A 1% strengthening of the Canadian dollar relative to the currencies in the foreign jurisdictions in which the Company operates would reduce shareholders’ retained earnings by $24 million ($22 million in 2000) and net income by $3 million ($3 million in 2000) after taking into account the effect of any off-balance sheet derivative financial instruments that the Company has entered into for purposes of hedging against adverse changes in foreign exchange rates.

(c)     Credit risk

Credit risk is the risk of financial loss due to the failure of a debtor to honour its obligations to the Company. Potential areas of significant concentration of credit risk include non-investment grade bonds and non-insured mortgages, which in 2001 amounted to $818 million and $7,121 million, respectively ($649 million and $6,709 million, respectively, in 2000) and represented 24% (24% in 2000) of the total invested asset portfolio. The carrying values of impaired non-investment grade bonds and non-insured mortgages in 2001 were $138 million and $15 million, respectively ($41 million and $17 million respectively, in 2000) and represented less than 0.46% of the invested asset portfolio in 2001 (1% in 2000).

Credit risk associated with an individual counterparty is indicated by the Company’s largest exposure to any one corporate entity’s fixed term investments, including term preferred shares. The Company’s largest exposure to any one corporate entity in 2001 was $192 million ($187 million in 2000).

The Company’s exposure to credit risk relating to its off-balance sheet investments in derivative financial instruments is disclosed in note 17.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(d)     Liquidity risk

Liquidity risk refers to the ability of the Company to meet its obligations to policyholders and creditors as they fall due.

The sources of liquidity are as follows:

(in millions of Canadian dollars)	2001	2000

Cash and short-term investments	$1,142	$1,424
Senior government securities	5,283	5,020
Other government securities and corporate bonds	7,353	7,549
Insured mortgages	875	874

Total	$14,653	$14,867

At December 31, 2001, the Company had $472 million ($311 million in 2000) available from the unused portion of revolving lines of credit.

Liquidity must be maintained, in particular, to provide for life insurance policies, which permit policyholders to surrender their policies for a guaranteed surrender value at any time. Some annuity policies may also be surrendered prior to the end of the stated maturity dates for a value determined by the terms of the policy. The aggregate amount of outstanding cash surrender values if all policies had been surrendered as at December 31, 2001 was $17,008 million ($15,960 million in 2000). Actual cash surrenders during the year amounted to $1,500 million ($1,671 million in 2000). Policyholder dividends left on deposit with the Company can be withdrawn on demand at any time, and as at December 31, 2001 totalled $301 million ($299 million for 2000). Policyholder dividends withdrawn during the year totalled $31 million ($36 million for 2000).

5.       Reinsurance

(a)     Reinsurance

The Company has a variety of reinsurance business arrangements in place whereby the Company accepts reinsurance from other insurers and reinsurers and, as well, uses reinsurance to manage underwriting and liability risk in the normal course of business. Reinsurance arrangements do not relieve the Company of its liability as the primary insurer. Therefore, the Company may be exposed to credit risk relating to its reinsurers and retrocessionaires.

The following summarizes the gross and net impacts of reinsurance on certain financial statement line items:

(in millions of Canadian dollars)	2001	2000

Premiums
Direct written	$5,976	$5,007
Reinsurance assumed	436	387

Reinsurance ceded	(1,054)	(718)

(in millions of Canadian dollars)	2001	2000

Net premiums	5,358	4,676

Payments to policyholders and beneficiaries and increase in actuarial liabilities
Gross expense	$7,262	$6,040
Reinsurance ceded	(1,072)	(409)

Net expense	$6,190	$5,631

Policy liabilities
Gross policy liabilities	$29,835	$27,177
Reinsurance ceded	(1,223)	(491)

Net policy liabilities	$28,612	$26,686

(b)     Impact of September 11

As part of its reinsurance business, the Company has special risk reinsurance (including workers’ compensation and catastrophe coverage) contracts with other insurers and reinsurers on which it has incurred losses as a result of the terrorist attack of September 11. The Company has provided $606 million for these losses and expects to recover $415 million from reinsurers and a further $100 million from its catastrophe coverage for a net provision of $91 million.

The Company believes its estimates of gross and net losses incurred are reasonable but, they may be subject to adjustment as additional information is received. It may take a year or more to finalize these estimates. The Company has added a further $40 million to the provision to cover uncertainties, for a total provision of $131 million, pre-tax, this year. This has resulted in an aftertax charge to the Consolidated Statement of Net Income of $85 million in 2001.

Impact of September 11[1]
(in millions of Canadian dollars)	2001

Gross exposure	$606
Reinsurance recoveries	(415)

Exposure net of recoveries	191
Catastrophe coverage	(100)

Net exposure	91
Additional provision	40

Total provision	$131

[1]	All amounts included in the table in note 5(a).

The reinsurance recoveries at December 31, 2001 relate to over 20 reinsurance relationships. Of the reinsurance recoverable amount at December 31, 2001, according to A.M. Best, 58% is with companies rated A+ or better, 34% is with companies rated A and 8% is with companies rated A–.

The Company is in discussion with certain of its quota share retrocessionaires confirming the scope of their obligations and liabilities within these complex reinsurance arrangements. The Company has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in the process of collecting all amounts owed by such parties. Based on the information that the Company has to date, the Company believes that it will succeed in enforcing its rights in respect of each of its reinsurance arrangements.

The impact of claims arising from September 11 for the Company’s life reinsurance and other business was $6 million of claims pre-tax and is offset largely by reductions in existing policy liabilities.
Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

6.       General Fund Investments and Net Investment Income

(a)     Invested assets

(in millions of Canadian dollars)	Carrying value of unimpaired investments	Carrying value of impaired investments	Total carrying value of investments	Unrealized gains	Unrealized losses	Fair value of investments

2001
Bonds
Government – Canada	$2,873	$—	$2,873	$143	$(21)	$2,995
Government – foreign	3,501	—	3,501	175	(27)	3,649
Corporate and other	12,534	138	12,672	732	(182)	13,222
Mortgages
Residential	2,907	—	2,907	212	(7)	3,112
Non-residential	5,074	15	5,089	328	(15)	5,402
Common and preferred stocks	2,475	—	2,475	275	(179)	2,571
Real estate (including foreclosed properties)	938	3	941	124	(42)	1,023
Other invested assets	2,968	19	2,987	15	—	3,002

Total	$33,270	$175	$33,445	$2,004	$(473)	$34,976

2000
Bonds
Government – Canada	$3,021	$—	$3,021	$185	$(9)	$3,197
Government – foreign	3,626	—	3,626	267	(17)	3,876
Corporate and other	10,993	41	11,034	528	(214)	11,348
Mortgages
Residential	2,595	—	2,595	169	(6)	2,758
Non-residential	4,971	17	4,988	271	(23)	5,236
Common and preferred stocks	1,988	14	2,002	504	(88)	2,418
Real estate (including foreclosed properties)	840	11	851	138	(47)	942
Other invested assets	3,003	3	3,006	5	—	3,011

Total	$31,037	$86	$31,123	$2,067	$(404)	$32,786

Invested assets of the Company with a carrying value of $29,671 million ($27,466 million for 2000) and a fair value totalling $31,174 million ($29,019 million for 2000), as well as the cash flows derived therefrom, support the actuarial and other liabilities of the operating funds, participating policyholders’ equity and the non-operating fund liabilities disclosed in note 7(c). Changes in the fair value of these assets generally will not cause a corresponding change in equity, as they would be offset by changes in actuarial liabilities.

Invested assets with a carrying value of $3,774 million ($3,657 million for 2000) and a fair value totalling $3,802 million ($3,767 million for 2000) support the shareholders’ equity and subordinated debentures of the Company. Changes in the fair value of these assets would result in unrealized gains or losses, which would ultimately cause a corresponding change in shareholders’ equity. In addition, the Company has recorded net deferred realized gains relating to the sale of assets supporting shareholders’ equity of $332 million ($353 million for 2000). These net deferred realized gains and the unrealized gains or losses will be amortized to net income in the future in accordance with the accounting policies described in note 2(d).

The carrying value and fair value of bonds, by contractual maturity, are as follows:

	2001		2000

(in millions of Canadian dollars)	Carrying value	Fair value	Carrying value	Fair value

Due in 1 year or less	$663	$665	$818	$790
Due after 1 year through 5 years	4,146	4,279	4,012	4,051
Due after 5 years through 10 years	3,502	3,603	3,823	3,901
Due after 10 years	10,735	11,319	9,028	9,679

Total	$19,046	$19,866	$17,681	$18,421

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(b)     Provisions for losses

The carrying values of impaired investments have been reduced by the following provisions for losses:

(in millions of Canadian dollars)	2001	2000

Bonds	$48	$20
Mortgages	17	25
Common and preferred stocks	—	3
Real estate (including foreclosed properties)	1	2
Other invested assets	5	2

Total	$71	$52

The change in the provisions for losses for the year is as follows:
Provisions for losses, beginning of year	$52	70
Net increase (decrease) in provisions for losses on impaired investments (note 6(c))	17	(17)
Effect of changes in currency translation rates	69	53
Provisions for losses, end of year	2	(1)

	$71	$52

The net increase in provisions for losses on impaired investments includes a recovery on restructured investments of $1 million ($6 million in write-offs for 2000).

In addition to the above specific provisions, actuarial liabilities as at December 31, include $514 million ($421 million for 2000) to provide for potential future asset defaults.

(c)     Net investment income

(in millions of Canadian dollars)	2001	2000

Interest	$2,063	$1,978
Dividends	59	49
Net rents	61	62
Amortized net gains from:
Bonds	102	63
Mortgages	11	10
Common and preferred stocks	78	153
Real estate	20	20
Sundry	(70)	22
Losses on impaired investments:
Net (increase) decrease in provisions for losses on impaired investments (note 6(b))	(17)	17
Write-offs and net realized losses on sale of impaired investments	(13)	(22)
Investment expenses	(53)	(46)

Total	$2,241	$2,306

(d)     Net deferred gains

Net deferred gains are calculated in accordance with note 2(d) and include deferred realized gains and losses on the sale of investments. The balances are as follows:

(in millions of Canadian dollars)	2001	2000

Bonds	$951	$944
Mortgages	56	53
Common and preferred stocks	388	457
Real estate	96	89

Total	$1,491	$1,543

7.       Actuarial Liabilities

(a)      Changes in actuarial liabilities

	2001			2000

(in millions of Canadian dollars)	Participating	Non- participating	Total	Participating	Non- participating	Total

Balance, beginning of year	$5,215	20,266	$25,481	$4,795	$18,926	$23,721
Change in accounting policy (note 2(a)(i))	—	—	—	—	210	210

Balance, beginning of year as restated	5,215	20,266	25,481	4,795	19,136	23,931

Set aside on new and existing business	341	658	999	418	300	718
Net change resulting from revised assumptions and refinements used in calculating certain liabilities[1]	(6)	(21)	(27)	3	(14)	(11)

	335	637	972	421	286	707

Acquisitions	—	—	—	—	714	714
Dispositions	—	—	—	—	(66)	(66)
Effect of changes in currency translation rates	130	586	716	(1)	196	195

Balance, end of year	$5,680	$21,489	$27,169	$5,215	$20,266	$25,481

[1]	Included in actuarial liability releases for 2001 were reductions of $14 million in U.S. individual insurance on account of mortality and expenses and $11 million in U.K. and Irish unit-linked insurance on account of mortality. Additionally, there was a further net release of $2 million in respect of a variety of other items.

Included in actuarial liability releases for 2000 were Canadian reductions of $54 million in annuity interest rate margins and $46 million in respect of individual insurance mortality. Partially offsetting these releases were Canadian reserve strengthenings of $29 million in respect of individual insurance lapses, an increase in respect of group annuity mortality of $21 million and an increase of $12 million due to refinements in methods arising from system changes. Also included were increases in U.K. group and individual health insurance in respect of future morbidity experience for $30 million. Additionally, there was a further net release of $3 million in respect of a variety of other items.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(b)     Distribution of actuarial liabilities
	Participating			Non-Participating

	Insurance and annuities	Annuities	Individual life and health insurance	Group life and health insurance	Total
(in millions of Canadian dollars)

2001
Canada	$2,521	$6,570	$1,048	$1,137	$11,276
United Kingdom	1,196	3,630	289	347	5,462
United States	1,268	5,214	1,919	387	8,788
Republic of Ireland	343	318	413	15	1,089
International and Reinsurance	352	39	104	59	554

Total	$5,680	$15,771	$3,773	$1,945	$27,169

2000
Canada	$2,386	$6,652	$1,029	$1,096	$11,163
United Kingdom	1,182	3,183	283	284	4,932
United States	1,054	4,840	1,828	343	8,065
Republic of Ireland	279	250	282	17	828
International and Reinsurance	314	33	92	54	493

Total	$5,215	$14,958	$3,514	$1,794	$25,481

Actuarial liabilities have been reduced by reinsurance ceded as follows:

(in millions of Canadian dollars)	2001	2000

Canada	$327	$199
United Kingdom	113	108
United States	47	21
Republic of Ireland	19	19
International and Reinsurance	97	107

Total	$603	$454

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(c)     Carrying value of assets supporting each product line

	Operating funds				Equity,
					subordinated
	Participating		Non-participating		debentures
					and non-
			Life and Health Insurance		operating		Total
	Insurance				fund
(in millions of Canadians dollars)	and annuities	Annuities	Individual	Group	liabilities[1]	2001	2000

Canada
Bonds	$1,777	$3,966	$894	$800	$184	$7,621	$7,246
Mortgages	482	2,779	243	374	8	3,886	3,986
Common and preferred stocks	239	26	6	2	270	543	387
Real estate (including foreclosed properties)	54	—	—	—	228	282	269
Other invested assets	434	175	27	246	312	1,194	1,384
All other assets	22	31	30	110	312	505	698

	$3,008	$6,977	$1,200	$1,532	$1,314	$14,031	$13,970

United Kingdom
Bonds	$916	$2,811	$301	$345	$135	$4,508	$3,892
Mortgages	—	500	9	—	—	509	504
Common and preferred stocks	413	186	4	9	151	763	802
Real estate (including foreclosed properties)	135	355	—	—	83	573	495
Other invested assets	39	42	(4)	47	457	581	753
All other assets	14	227	40	27	179	487	409

	$1,517	$4,121	$350	$428	$1,005	$7,421	$6,855

United States
Bonds	$735	$3,041	$978	$258	$756	$5,768	$5,578
Mortgages	413	2,260	498	178	3	3,352	2,946
Common and preferred stocks	63	—	—	—	394	457	306
Real estate (including foreclosed properties)	—	3	—	—	37	40	40
Other invested assets	166	(83)	400	60	329	872	616
All other assets	62	195	66	22	108	453	384

	$1,439	$5,416	$1,942	$518	$1,627	$10,942	$9,870

Republic of Ireland
Bonds	$201	$235	$172	$17	$114	$739	$635
Common and preferred stocks	144	108	274	—	184	710	507
Real estate (including foreclosed properties)	30	7	—	—	4	41	37
Other invested assets	109	5	1	(5)	49	159	113
All other assets	(13)	(25)	(2)	7	(7)	(40)	8

	$471	$330	$445	$19	$344	$1,609	$1,300

International and Reinsurance
Bonds	$172	$21	$93	$78	$46	$410	$330
Mortgages	122	11	68	48	—	249	147
Common and preferred stocks	7	—	(7)	—	2	2	—
Real estate (including foreclosed properties)	—	1	4	—	—	5	10
Other invested assets	86	17	28	22	28	181	140
All other assets	3	4	32	30	32	101	114

	$390	$54	$218	$178	$108	$948	$741

Total	$6,825	$16,898	$4,155	$2,675	$4,398	$34,951	$32,736

[1]	Non-operating fund liabilities include employee and agent retirement benefit liabilities and other miscellaneous liabilities of the Company.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

8.       Subordinated Debentures

(in millions of Canadian dollars)	Maturity	2001	2000

Subordinated debentures bearing interest at a fixed rate of 8% until 2006 and, thereafter at a rate equal to the Canadian 90-day Bankers’ Acceptance Rate plus 1%	2011	$250	$250
Series 1 subordinated debentures bearing interest at a fixed rate of 5.8% until 2008 and, thereafter at a rate equal to the Canadian 90-day Bankers’ Acceptance Rate plus 1%	2013	200	200
Series 2 subordinated debentures bearing interest at a fixed rate of 6.4%	2028	100	100

Total		$550	$550

At December 31, 2001, the fair value of the subordinated debentures was $580 million ($565 million in 2000).

Subordinated debentures were issued by CLA. All of the above debentures constitute direct, unsecured and subordinated obligations of CLA and are redeemable at the option of CLA with the prior approval of OSFI. The subordinated debentures qualify as Tier 2B capital for Canadian regulatory purposes.

Interest expense relating to the subordinated debentures was $38 million ($38 million for 2000) and is included as part of interest expense in the Consolidated Statements of Net Income.

9.       Income Taxes

(a)     Income tax expense

(in millions of Canadian dollars)	2001	2000

Current income taxes	$55	$107
Future income taxes relating to temporary differences	81	57
Future income taxes resulting from changes in tax rates	17	31

Total	$153	$195

(b)     Reconciliation of income tax expense

(in millions of Canadian dollars)	2001	2000

Net income before income taxes and after goodwill expense	$491	$547

Expected provision for income taxes at the combined Canadian federal and provincial statutory rate of 42.25% (44.25% for 2000)	207	242
Adjusted for:
Federal and provincial statutory rate changes	17	31
Tax-exempt investment income	(18)	(21)
Foreign operations taxed at different rates and bases	(51)	(45)
Large corporations and other capital taxes	3	3
Recognition of tax losses of prior years	(1)	(9)
Other	(4)	(6)

Income tax expense	$153	$195

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(c)     Future income taxes

Other assets include future tax assets of $394 million ($469 million in 2000). The net future tax assets arise from temporary differences on the following items:

	2001		2000

(in millions of Canadian dollars)	Future tax assets	Future tax liabilities	Future tax assets	Future tax liabilities

Investments	$151	$1	$139	$—
Actuarial liabilities	184	100	171	94
Employee future benefits	—	16	55	4
Deferred acquisition costs	128	—	164	—
Other	50	2	39	1

Total	$513	$119	$568	$99

A portion of the undistributed net income of non-Canadian subsidiaries will be taxed in Canada upon repatriation. The Company will recognize the future tax liability on the undistributed net income at the time when management determines that they will be repatriated in the foreseeable future.

As at December 31, 2001, the Company has tax loss carryforwards, primarily in Canada, totalling $329 million ($319 million in 2000). The future tax benefit of these tax loss carryforwards has been recognized in the amount of $120 million ($118 million in 2000) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable. In addition, an accumulated tax loss carryforward of $178 million ($30 million in 2000) has not been recognized as a future tax asset.

(d)     Goodwill

Goodwill expense is net of a tax recovery $2 million for the year ended December 31, 2001 ($2 million in 2000).

10.      Other Liabilities

Other liabilities are comprised of the following items:

(in millions of Canadian dollars)	2001	2000

Accounts payable	$548	$444
Employee future benefits (note 15)	(41)	149
Current income taxes	69	174
Premium taxes	18	14
Other	281	240

Total	$875	$1,021

11.      Share Capital

(a)      Authorized:

(i)      Preferred shares

There is an unlimited number of non-voting authorized preferred shares without nominal or par value, issuable in series. The by-law authorizes the Board prior to the issue of any series of preferred shares, to fix the number of shares in, and to designate the rights, privileges, restrictions and conditions of each series, subject to the provisions of the Company’s by-laws and the ICA.

(ii)     Common shares

There is an unlimited number of authorized voting common shares.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(b)      Issued and outstanding:

	2001		2000

(in millions of Canadian dollars)	Number of shares	Share value	Number of shares	Share value

Preferred shares
Balance, beginning of year	—	$—	—	$—
Series B1	4.0	95	—	—
Series B shares issued to underwriters	2.0	50	—	—

Balance, end of year	6.0	$145	—	$—

Common shares
Balance, beginning and end of year	160.4	$317	160.4	$317

1        On December 28, 2001, the Company issued six million non-cumulative redeemable Series B preferred shares at $25.00 per share for net proceeds of $145 million after deducting total issue expenses and underwriting fees of $5 million.

The Series B non-cumulative preferred shares are entitled to annual non-cumulative preferential cash dividends of $1.5625 per share, payable quarterly. The redemption price if the shares are redeemed prior to December 31, 2007 is $26.00 per Series B share. Beginning on December 31, 2007, the redemption price declines $0.25 annually until after 2010 at which time the redemption price is $25.00 per share.

12.      Earnings per Common Share

(in millions of Canadian dollars, except per share amounts)	2001	2000

Basic earnings per common share
Net income available to common shareholders before goodwill expense	$367	$380
Goodwill expense	25	24

Net income available to common shareholders	$342	$356

Weighted daily average number of common shares outstanding	160.4	160.4

Basic earnings per common share excluding goodwill expense	$2.29	$2.37
Basic earnings per common share	$2.13	$2.22

Diluted earnings per common share
Net income available to common shareholders before goodwill expense	$367	$380
Goodwill expense	25	24

Net income available to common shareholders	$342	$356

Weighted daily average number of common shares outstanding	160.4	160.4
Dilutive effect of stock options granted and outstanding	0.2	—

Weighted daily average diluted number of common shares outstanding	160.6	160.4

Diluted earnings per common share excluding goodwill expense	$2.29	$2.37
Diluted earnings per common share	$2.13	$2.22

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

13.      Minimum Capital Requirements and Shareholder Dividend Restrictions

The Company is regulated by OSFI as a Canadian insurance company. OSFI requires Canadian insurance companies to maintain minimum levels of capital and surplus with respect to their worldwide insurance operations in order to provide additional assurance with respect to future solvency. These minimum levels are calculated in accordance with the Minimum Continuing Capital and Surplus Requirements (MCCSR) issued by OSFI. The Company’s policy is to maintain an MCCSR ratio well in excess of the minimum required level. At the end of 2001, the ratio was 191% (197% on a pro forma basis at the end of 2000). This ratio represents an excess of available capital of $857 million ($862 million for 2000) over OSFI’s minimum capital requirements.

The Company’s ability to meet its cash requirements and pay dividends on the common and preferred shares will depend on the receipt of dividends and other payments from CLA. CLA’s insurance subsidiaries and branches are required to maintain minimum solvency and capital standards in the jurisdictions in which they operate. These regulatory standards may effectively restrict the amount of dividends, distributions or other payments that may be made by such subsidiaries and branches to CLA and to the Company.

In 2001, the Company distributed $84 million ($77 million in 2000) of cash dividends to shareholders.

14.      Stock-Based Compensation

(a)      Stock option plan

Under the Company’s stock option plan, stock options are periodically granted to selected employees and non-employee directors at an exercise price not less than the closing price of the common shares on the Toronto Stock Exchange on the last trade the day prior to the date the option was granted. The number of options granted, the exercise price, the expiry date and the vesting period are determined by the Board. Except for options granted to members of the Board which vest at the date of grant, the options vest 25% each year over a four year period and expire 10 years after the date of grant.

At the discretion of the Board, options may be awarded with stock appreciation rights (SARs) granted in tandem. The SARs have the same vesting, expiry and exercise terms and conditions as the options. The SARs give the optionholder the choice to either exercise the option or forfeit the option and receive a cash payment equal to the difference between the market value of the shares on the date of exercise and the exercise price.

A summary of the Company’s stock option plan is as follows:

	2001		2000

	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price

Outstanding, beginning of year	962,046	$36.95	—	$—
Granted[1]	1,161,079	42.25	971,789	36.95
Forfeited	(76,715)[2]	39.46	(9,743)	36.95

Outstanding, end of year	2,046,410	$39.86	962,046	$36.95

Exercisable, end of year	308,330	$37.78	48,000	$36.95

Available for grant	5,953,590		7,037,954

1        In 2001, at the Board’s approval, 1,139,593 of these options were granted with SARs attached (941,539 in 2000).
2        2001 includes 4,209 of options forfeited due to the exercise of SARs during the year.

(b)      Directors share purchase plan

As of January 17, 2001, the Company introduced a directors share purchase plan (DSPP). Under this plan, each director may choose to receive all or a percentage of his/her annual fees in the form of Company shares. This election to participate must be made on an annual basis. The shares are purchased on a quarterly basis by a plan administrator in the open market based on the amounts allocated by each director. The plan allows the directors to withdraw funds from their account during an open trading window and terminates once the plan member ceases to be a director. Compensation expense for DSPPs is recorded under general expenses in the Consolidated Statements of Net Income. Compensation expense related to this plan was immaterial for the year ended December 31, 2001.

(c)      Deferred stock unit plan

As of February 6, 2001, the Company introduced a deferred stock unit plan (DSU). The plan is offered to senior executive officers and non-employee directors of the Company. Under this plan, each member may choose to receive all or a percentage of his/her annual incentive bonus or director’s fee in the form of deferred stock units. This election to participate must be made on an annual basis. The initial value of each unit is based on the closing price of the Company’s common shares at the date of grant. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. Units are redeemable only when a plan member ceases to be a Company employee or director. Compensation expense for the DSUs is recorded under general expenses in the Consolidated Statements of Net Income. Compensation expense related to this plan was immaterial for the year ended December 31, 2001.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(d)      Employee stock purchase plan

The Company adopted an employee stock purchase plan (ESPP) in Canada effective January 1, 2001 and in the United Kingdom effective June 1, 2001. In Canada, qualifying employees can choose to have a portion of their annual base salary withheld to purchase the Company’s common shares. The Company matches 50% of the employee contribution amount to a maximum of the lesser of $1,500 per year or 2.5% of eligible annual earnings. The U.K. plan is the same as the plan in Canada except that the Company matches 10% of the employee contribution amount to a maximum of £150. The Company’s contributions vest after one year of continuous participation in the plan, and all subsequent contributions vest immediately. Matching contributions made by the Company on the purchase of shares are expensed over the vesting period. Compensation expense related to this plan was immaterial for the year ended December 31, 2001.

15.      Employee Future Benefits

The Company provides pension and other post-retirement life, health and dental insurance benefits, as well as post-employment benefits, for its eligible employees and agents.

Information about the Company’s defined benefit pension and other arrangements, in aggregate, is as follows:

	Pension benefits		Other benefits
(in millions of Canadian dollars)	2001	2000	2001	2000

Accrued benefit obligation:
Balance, beginning of year	$826	$767	$125	$118
Service cost	43	34	4	5
Employee contributions	6	4	—	—
Interest cost	60	54	9	8
Benefits paid	(42)	(42)	(6)	(6)
Actuarial gains (losses)	16	5	1	(1)
Other	7	8	—	—
Effect of changes in currency exchange rates	9	(4)	1	1

Balance, end of year	$925	$826	$134	$125

Funded plan assets:
Fair value, beginning of year	$1,257	$1,037	$—	$—
Actual return on plan assets	(244)	253	—	—
Employer contributions	162	7	—	—
Employee contributions	6	4	—	—
Benefits paid	(42)	(42)	—	—
Other	7	5	—	—
Effect of changes in currency exchange rates	10	(7)	—	—

Fair value, end of year	$1,156	$1,257	$—	$—

Net funded status, end of year	$231	$431	$(134)	$(125)
Unamortized transitional (asset) obligation	209	(166)	1	(1)
Unamortized transitional (asset) obligation	(268)	(290)	2	2

Prepaid (accrued) benefit asset (liability)	172	$(25)	$(131)	$(124)

Included in the above accrued benefit obligation at the end of 2001 is $62 million ($158 million for 2000) in respect of pension arrangements, which is supported by assets held within the Company’s general fund. The other benefits obligations are also supported by assets held within the Company’s general fund.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

The Company’s net expense for defined benefit pension and post-retirement benefit plans is as follows:

	Pension benefits		Other benefits

(in millions of Canadian dollars)	2001	2000	2001	2000

Service cost	$43	$34	$4	$5
Expected interest cost	60	54	9	8
Expected return on plan assets	(102)	(80)	—	—
Amortization of net actuarial gains	(10)	—	—	—
Amortization of transitional (asset) liability	(21)	(21)	—	1

Net benefit plan expense (recovery)	$(30)	$(13)	$13	$14

The Company’s net expense for defined contribution pensions is $1 million ($2 million for 2000).

The significant actuarial assumptions adopted in measuring the Company’s end-of-year accrued benefit obligations are as follows (weighted average assumptions):

	Pension benefits		Other benefits

	2001	2000	2001	2000

Discount rate	6.65%	6.94%	7.02%	7.07%
Expected long-term rate of return on plan assets	7.69%	7.96%	—	—
Rate of compensation increase	4.98%	5.29%	5.45%	5.45%

Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. The impact of a 1% change in the assumed health care cost trend rates would be as follows:

(in millions of Canadian dollars)	1% increase	1% decrease

Effect on total of service and interest costs for 2001	$2	$(2)
Effect on year-end post-retirement benefit obligation for 2001	$12	$(13)

The assumed weighted average increase in health care costs for 2001 is 9.7%, gradually decreasing to 5.5% by 2006 and remaining at that level thereafter.

16.      Segmented Information

(a)      Basis of segmentation

The Company manages its business and distributes its general fund and segregated funds insurance and annuity products through operating divisions in Canada, the United Kingdom, the United States and the Republic of Ireland as well as an International and Reinsurance Division and the Corporate Division. Each operating division includes branch operations and/or subsidiary companies, is organized to meet the needs of local markets and is responsible for its own product functions. The Corporate Division manages invested assets, provides certain administrative services and is responsible for capital management.

The operating divisions are charged overhead costs for head office corporate functions using cost allocations based on services provided. In addition, the operating divisions share in the net income from the assets backing equity. The total net income on the assets backing equity is allocated to the divisions based on the level of required capital deployed in each division. The level of capital deployed is based on the MCCSR for branch operations and on the actual equity held for subsidiary companies.

(b)      Reportable information

The Company’s primary sources of revenue are:

•     premium income derived from life and health insurance products that provide protection against mortality and morbidity risks and annuity products that provide asset accumulation or wealth management benefits;

•     net investment income; and

•     fee and other income derived primarily from investment management services.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

        (c)   Segmented Information

					International
		United	United	Republic	and
(in millions of Canadian dollars)	Canada	Kingdom	States	of Ireland	Reinsurance	Corporate	Total

2001
General Fund
Revenues
Premiums
Participating insurance and annuities	$290	$91	$271	$76	$40	$—	$768
Non-participating:
Annuities	499	674	790	286	23	—	2,272
Individual life and health insurance	258	68	162	22	6	—	516
Group life and health insurance	846	246	448	7	86	—	1,633
Reinsurance	—	—	—	—	169	—	169

	1,893	1,079	1,671	391	324	—	5,358

Net investment income	970	422	704	65	66	14	2,241
Fee and other income	177	208	16	58	5	1	465

	3,040	1,709	2,391	514	395	15	8,064

Expenditures
Payments to policyholders and beneficiaries	2,069	927	1,758	94	370	—	5,218
Increase in actuarial liabilities	114	343	234	250	31	—	972
Commissions	175	66	106	54	60	—	461
General expenses	323	206	155	74	35	1	794
Premium and other taxes	53	—	16	(9)	4	—	64
Interest expense	19	—	12	—	4	4	39

	2,753	1,542	2,281	463	504	5	7,548

Net income (loss) before income taxes and goodwill expense	287	167	110	51	(109)	10	516
Income taxes (recovery)	123	25	30	13	(42)	4	153

Net income (loss) before goodwill expense	164	142	80	38	(67)	6	363
Goodwill expense	2	20	2	—	1	—	25

Net income (loss)	162	122	78	38	(68)	6	338
Participating policyholders’ net income (loss)	1	—	(9)	4	—	—	(4)

Shareholders’ net income (loss)	$161	$122	$87	$34	$(68)	$6	$342

Total assets:
Participating	$3,008	$1517	$1,439	$471	$390	$—	$6,825
Non-participating	11,023	5,904	9,503	1,138	558	—	28,126

	$14,031	$7,421	$10,942	$1,609	$948	$—	$34,951

Segregated funds
Deposits	$1,395	$1,888	$102	$442	$1	$—	$3,828
Total assets	$8,118	$11,053	$825	$2,090	$4	$—	$22,090

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

        (c)   Segmented Information

				Republic	International
		United	United	of	and
(in millions of Canadian dollars)	Canada	Kingdom	States	Ireland	Reinsurance	Total[1]

2000
General Fund
Revenues
Premium income
Participating insurance and annuities	$315	$101	$265	$63	$42	$786
Non-participating:
Annuities	312	585	580	254	11	1,742
Individual life and health insurance	232	63	163	19	3	480
Group life and health insurance	766	206	343	8	68	1,391
Reinsurance	—	—	—	—	153	153
General insurance	124	—	—	—	—	124

	1,749	955	1,351	344	277	4,676

Net investment income	995	475	698	77	61	2,306
Fee and other income	177	221	21	57	3	479

	2,921	1,651	2,070	478	341	7,461

Expenditures
Payments to policyholders and beneficiaries	2,231	704	1,679	112	198	4,924
Increase (decrease) in actuarial liabilities	(135)	539	51	222	30	707
Commissions	155	73	86	42	53	409
General expenses	348	172	128	68	27	743
Premium and other taxes	53	—	13	(2)	4	68
Interest expense	23	—	12	—	4	39

	2,675	1,488	1,969	442	316	6,890

Net income before income taxes and goodwill expense	246	163	101	36	25	571
Income taxes	122	31	25	11	6	195

Net income before goodwill expense	124	132	76	25	19	276
Goodwill expense	1	20	2	—	1	24

Net income	123	112	74	25	18	352
Participating policyholders’ net income (loss)	—	—	(8)	3	1	(4)

Shareholders’ net income	$123	$112	$82	$22	$17	$356

Total assets
Participating	$2,896	$1,499	$1,234	$388	$340	$6,357
Non-participating	11,074	5,356	8,636	912	401	26,379

	$13,970	$6,855	$9,870	$1,300	$741	$32,736

Segregated funds
Deposits	$1,909	$1,258	$115	$407	$3	$3,692
Total assets	$8,326	$11,219	$854	$1,980	$4	$22,383

[1]	These numbers have been restated as a result of adopting, on October 1, 2001, the Life SOP. See note 2(a)(i) for further details.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

17.        Derivative Financial Instruments

             The Company is party to various derivative financial instruments, not all of which are reflected in the Consolidated Balance Sheets. Derivative financial instruments are financial contracts that derive their value from that of the underlying financial assets, interest rates, foreign currency rates or stock/bond/commodity indices.

              Derivative financial instruments are either negotiated over-the-counter (OTC) as a direct arrangement between two counterparties or traded on a regulated exchange. Derivative financial instruments include:

•	options, which are contracts giving the holder, for a fee, the right, but not the obligation, to buy or to sell, within a limited time, the underlying financial asset at a contracted price;

•	futures and forward contracts, which impose obligations on the contracting parties to buy or to sell at a future date, a specified underlying financial asset at a specified price, and which may be settled in cash or through delivery; and

•	swaps, which are contracts obligating two parties to exchange a series of cash flows at specified intervals in the future.

              The following table summarizes the notional amount, the fair value and the credit risk exposure of the Company’s derivative financial instruments:

	Interest rate		Foreign exchange
	contracts[1]		contracts
					Other	Total
(in millions of Canadian dollars)	Futures	Swaps	Forwards[2]	Swaps	contracts[3]	contracts

2001
Notional amount by term to maturity
Exchange traded:
Less than 1 year	$633	$—	$—	$—	$41	$674
Over-the-counter:
Less than 1 year	—	206	840	39	116	1,201
1 to 5 years	—	220	—	119	—	339
Over 5 years	—	1,065	—	880	—	1,945

Total	$633	$1,491	$840	$1,038	$157	$4,159

Fair value	$—	$31	$(13)	$(127)	$2	$(107)

Credit risk exposure
Maximum credit risk	$—	$70	$1	$2	$4	$77
Potential future credit exposure	—	17	9	72	7	105

Credit equivalent amount	$—	$87	$10	$74	$11	$182

Risk weighted amount	$—	$25	$2	$29	$2	$58

2000
Notional amount by term to maturity
Exchange traded:
Less than 1 year	$594	$—	$—	$—	$54	$648
Over-the-counter:
Less than 1 year	—	70	650	13	102	835
1 to 5 years	—	351	—	97	—	448
Over 5 years	—	1,028	—	907	—	1,935

Total	$594	$1,449	$650	$1,017	$156	$3,866

Fair value	$—	$33	$(3)	$(49)	$(13)	$(32)

Credit risk exposure
Maximum credit risk	$—	$63	$5	$9	$—	$77
Potential future credit exposure	—	17	6	73	6	102

Credit equivalent amount	$—	$80	$11	$82	$6	$179

Risk weighted amount	$—	$24	$2	$32	$1	$59

[1]	The Company has purchased options to enter into interest rate swaps in order to hedge the exposure of adverse movements in interest rates. The notional amount for 2001 was $814 million ($823 million for 2000).

[2]	The Company makes use of forward foreign exchange agreements to hedge the exposure of its investment in foreign operations against adverse movements in foreign exchange rates. The notional amount for 2001 was $671 million ($569 million in 2000).

[3]	The Company makes use of options and equity return swaps to hedge a portion of its stock portfolio against adverse movements in the stock markets. The notional amounts for the options and the equity return swaps for 2001 were nil and $116 million respectively (nil and $102 million, respectively, in 2000).

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

Definition of terms used in this table:

(a)	Notional amount reflects the volume of the Company’s investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount of risk inherent in these contracts is significantly less than the notional amount.

(b)	Fair value of a derivative financial instrument is equivalent to the replacement cost. Fair value is an estimate of the value at which derivative instruments could be exchanged between willing parties other than in a forced or liquidation sale. When available, quoted market prices are used for derivative financial instruments. In all other cases, fair values are based on present value estimates of the future cash flows. The fair values stated above represent the net of contracts in a receivable position and those in a payable position.

(c)	Credit risk exposure reflects the potential loss due to defaults by the counterparties with which the Company is dealing. Credit risk is comprised of the following components, which have been determined in accordance with OSFI guidelines:

	(i)	Maximum credit risk represents the cost of replacing, at current market rates, all contracts that have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for derivative contracts with a negative fair value, only positive fair values are considered to be at risk.

	(ii)	Potential future credit exposure quantifies the potential for future losses, which may result from future movement in market rates.

	(iii)	Credit equivalent amount is the sum of maximum credit risk and the potential future credit exposure reflecting the loss that would be incurred by the Company should a counterparty default on a derivative contract either now or at some time in the future.

	(iv)	Risk weighted amount estimates actual credit risk for a derivative financial instrument by applying a weighting factor based on the credit worthiness of the counterparty against the credit equivalent amount.

(d)	Other contracts include equity return swaps, collars and stock options.

18.	Commitments and Contingencies

(a)	Legal proceedings and other matters

          The Company has, in the normal course of business, a number of outstanding lawsuits. The aggregate liability, which may result from these lawsuits, is not considered to be a material amount.

          On April 5, 2001, the Company received court approval for the settlement related to premium offset lawsuits. The lawsuits were initiated by policyholders who own whole life insurance policies. These actions had been filed in Ontario, Quebec and British Columbia by plaintiffs seeking to have the actions certified as class actions. The settlement amount did not have a material impact on these Consolidated Financial Statements.

          In the United Kingdom, life insurance companies are required by the U.K. regulators to compensate policyholders who previously acquired personal pension products offered by such companies in situations in which they could otherwise have remained in or joined employer-sponsored pension plans and who suffered a financial loss as a result. The Company carried a provision of $111 million at December 31, 2001 ($204 million for December 31, 2000). During 2001, the provision was reduced by $93 million, primarily for payments to policyholders during the year and other adjustments. The respective provision and payments are net of estimated and actual recoveries from vendors of the businesses acquired by the Company in the United Kingdom. This provision is based on management’s current estimate, and the amount of the actual compensation to policyholders is not expected to exceed this amount.

(b)	Securities lending

         The Company lends its own securities to borrowers on a fully collateralized basis. Securities lent at December 31, 2001 amounted to $1,264 million ($541 million for 2000).

(c)	Crown acquisition arrangements

          As part of the 1999 acquisition of the majority of Crown Life’s insurance operations, the Company has the option, or may be required, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004 in which case Canada Life would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life’s common shareholders’ equity.

(d)	Operating lease commitments

          The Company leases offices and certain equipment, which are operating leases with rents charged to operations in the year to which they relate. Total future rental payments are $368 million, with annual payments of $58 million for 2002, $52 million for 2003, $39 million for 2004, $36 million for 2005, $30 million for 2006 and $153 million thereafter.

          Rent expense incurred for the year ended December 31, 2001 was $45 million ($44 million for 2000).

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

19.	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

          The Consolidated Financial Statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The following is a summary of the material differences.

(a)	The following table provides a reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity.
	Net Income		Equity

(in millions of Canadian dollars)	2001	2000	2001	2000

		restated (note 2(a))		restated (note 2(a))
Net income and equity determined in accordance with Canadian GAAP	$338	$352	$3,423	$2,936
Adjustments in respect of:
Bonds	(33)	—	938	951
Mortgages	—	3	56	53
Common and preferred stocks	(147)	164	7	232
Real estate	(4)	270	(66)	(75)
Deferred acquisition costs	63	229	1,616	1,510
Goodwill	(5)	(62)	390	386
Actuarial liabilities	(139)	(318)	(3,456)	(3,228)
Future income taxes	50	(160)	(290)	(311)
Other reconciling items	(54)	26	716	671
Cumulative effect of adopting FAS 133	(25)	—	(25)	—

Net income determined in accordance with U.S. GAAP	44	504
Foreign currency translation[1]	76	(7)
Effect of unrealized gains and losses on available for sale bonds and stocks:
Bonds	118	495	851	733
Derivatives	5	—	5	—
Common and preferred stocks	(175)	(320)	478	653
Deferred acquisition costs	(9)	(126)	(201)	192
Actuarial liabilities	342	(293)	(188)	(530)
Policyholder dividend obligation	(126)	—	(126)	—
Future income taxes	(105)	98	(139)	(34)
Value of business acquired	(10)	—	(10)	—

Comprehensive income and equity determined in accordance with U.S. GAAP	$160	$351	$3,979	$3,755

[1]	Fiscal 2001 includes $33 million of after-tax losses arising from hedges of the Company’s investment positions in foreign operations.

(b)	The following table provides a general review of the material valuation and income recognition differences between Canadian GAAP and U.S. GAAP.

Canadian GAAP	U.S. GAAP
Bonds	Bonds are carried at amortized cost, less an allowance for specific losses, when a decline in the value of the bond is considered to be other than temporary.

Realized gains and losses on disposal are deferred and brought into income over the remaining term to maturity.	Bonds may be classified as “available for sale”, “held to maturity” or “trading” securities. All bonds are classified as “available for sale” by the Company. Bonds accounted for as “available for sale” are carried at fair value.

A decline in the value of a specific bond that is considered other than temporary results in a write-down of the bond value through a charge to income in the period of recognition.

Realized gains and losses on disposal are immediately recognized in income. Unrealized gains and losses on bonds classified as “available for sale” are excluded form income and are reported net of tax as a separate component of equity.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

Canadian GAAP	U.S. GAAP
Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses.

Realized gains and losses on disposal are deferred and amortized into income over the remaining term of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses on disposal are recognized in income immediately.

Common and preferred stocks	Stocks are carried at a value that is adjusted toward fair value each year at a rate of 15% of the difference between the carrying value and year-end fair value. This adjustment is reflected in net income.

Net realized gains and losses on disposal are deferred and amortized to net income on a declining balance basis at 15% per annum.

If there is an other than temporary decline in the value of the stock portfolio, the carrying value is written down to fair value immediately through a charge to income.	Stocks may be classified as “available for sale” or “trading” securities. All stocks are classified as “available for sale” by the Company. Stocks accounted for as “available for sale” are carried at fair value.

Realized gains and losses on disposal are immediately recognized in income. Unrealized gains or losses on stocks classified as “available for sale” are excluded from income and are reported net of tax as a separate component of equity.

Other than temporary declines in the value of stocks result in a write-down of the stock value through a charge to income in the period of recognition.

Real estate	Real estate, including Company occupied premises, is carried at a value that is adjusted toward fair value each year at a rate of 10% of the difference between the carrying value and year-end appraised value. This adjustment is reflected in net income. Appraised value is determined annually based on a combination of internal appraisals established by the Company and independent appraisals.

Net realized gains and losses on disposal are deferred and amortized to net income on a declining balance basis at 10% per year.

If there is an other than temporary decline in the value of the real estate portfolio, the carrying value is written down to fair value immediately through a charge to income.	Real estate is carried at cost less accumulated depreciation.

Realized gains and losses on disposal are recognized in income as they occur. Unrealized gains and losses are not recognized.

Specific properties are written down to fair value if an impairment in the value of the property is considered to be other than temporary.

Deferred acquisition costs	Life SOP allows the amortization of acquisition expenses, determined in accordance with Canadian GAAP standards, over a period extending beyond the term of the liability of certain products, such as segregated funds products without material insurance components, and group life and health products with short guaranteed periods, to the extent that these acquisition expenses are recoverable.	The costs of acquiring new business that vary with and are related primarily to the production of new business are deferred and recorded as an asset to the extent such costs are deemed recoverable from future profits. Deferred Acquisition Costs (DAC) consist principally of commissions, and policy issue and underwriting expenses.

For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to expected future premiums. Assumptions on expected future premiums are made at the date of policy issue and are consistently applied over the life of the contracts.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

	Canadian GAAP	U.S. GAAP
Deferred acquisition costs continued	The amount of deferred acquisition is included as a negative reserve in the actuarial liabilities.	For participating traditional life, universal life and investment-type contracts, DAC is amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contract. The assumptions used to estimate future gross profits change as experience emerges. In addition, DAC relating to these contracts is adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on the bonds and stocks classified as “available for sale” had actually been realized. This adjustment is not included in income but is recognized directly in equity.

Actuarial liabilities	Effective October 1, 2001, the Company adopted the Standards of Practice for the Valuation of Policy Liabilities of Life Insurers (“Life SOP”) issued by the Canadian Institute of Actuaries for the calculation of actuarial liabilities. Life SOP allows the amortization of acquisition expenses, determined in accordance with Canadian GAAP standards, over a period extending beyond the term of the liability of certain products, such as segregated funds products without material insurance components, and group life and health products with short guaranteed periods, to the extent that these acquisition expenses are recoverable.

The actuarial liabilities represent the amount required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commissions and policy maintenance expenses for all insurance and annuity policies in force with the Company.

Actuarial liabilities are comprised of a best estimate reserve and provisions for adverse deviation.

Assumptions used in the best estimate reserve cover investment yields, including asset defaults, mortality morbidity, administrative expenses, policyholder dividends, and policy lapses and surrenders.

Because of uncertainties involved in this process best estimate assumptions are adjusted by margins for adverse deviations, which provide for possible unfavourable deviations from expected experience. These margins increase actuarial liabilities and reduce the net income that otherwise would be recognized at the inception of a policy. Assumptions are updated regularly, and the effects of any changes in assumptions are recognized in income immediately. Unless adverse deviation in fact occurs, the provisions for adverse deviation are recognized in income over the term of the contract as the risk of deviation from estimates declines.	There are three main standards for valuing actuarial liabilities, depending on the nature of the insurance contract.

For traditional non-participating contracts, disability insurance and reinsurance contracts, actuarial liabilities are calculated using a net level premium method. The liabilities represent the present value of future benefits to be paid and related expenses less the present value of future net premiums. The assumptions used are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing DAC. In this case, this DAC is reduced or written off, and, if necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening of actuarial liabilities no longer apply.

For universal life and investment-type contracts, the actuarial liabilities are equal to the policyholder account values. There is no provision for adverse deviation. If it is determined that the future income for universal life-type contracts is no longer adequate to recover the existing DAC, these costs would be written off, and actuarial liabilities would increase as necessary. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening no longer apply.

For participating contracts, the actuarial liability is computed using a net level premium method. There is no provision for adverse deviation. The assumptions used are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing DAC. In this case, this DAC is reduced or written off, and, if necessary actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening no longer apply.

In addition, U.S. GAAP requires that certain actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains on stocks and bonds classified as “available for sale” had been realized. This adjustment is not included in income but is reported as a separate component of equity.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

	Canadian GAAP	U.S. GAAP
Deferred revenue	All premium income is recorded as revenue when due. The anticipated costs of future services are included within actuarial liability calculations.	For universal life insurance and investment-type contracts, fees charged to policyholders relating to future services to be provided are recorded as deferred revenue and are amortized to income in the same manner as DAC.

Business combinations and goodwill	The actuarial liabilities assumed on acquisition of a business are valued based on accepted actuarial practice following the CALM, including the use of best estimate assumptions as at the date of acquisition.	The actuarial liabilities assumed on acquisition of a business are valued in accordance with the policies described in the Actuarial Liabilities discussion using current assumptions as at the date of acquisition.

Goodwill represents the excess of cost over the estimated fair value of the net assets acquired as at the date of acquisition.

The Company will adopt the new CICA recommendations for Business Combinations and Goodwill and Other Intangible Assets as of January 1, 2002 at which time goodwill will no longer be amortized.	The present value of future profits on the in-force business acquired is recognized as an intangible asset and is amortized over future periods, on a basis consistent with the amortization of DAC as described above. Goodwill represents the excess of cost over the sum of the estimated fair value of net assets, including the present value of future profits on the in-force business acquired.

The Company will adopt the new U.S. Financial Accounting Standards Board (FASB) recommendations for Business Combinations and Goodwill and Other Intangible Assets as of January 1, 2002 at which time goodwill will no longer be amortized.

Policyholders’ dividend obligation	Net Income attributable to closed blocks of business arising from demutualization is recognized in the participating policyholders account as earned.	In determining net income attributed to closed blocks of business arising from demutualization, when there is a limit on the amount of earnings that can be distributed to shareholders, the excess of cumulative actual closed block earnings over cumulative expected earnings on a U.S. GAAP basis is set up as a policyholder dividend obligation (PDO) to the participating policyholders. The amount of the PDO as at December 31, 2001 is $134 million ($56 million for 2000) and is included in the actuarial liabilities.

Accounting for derivatives	The Company utilizes derivative financial instruments, including swaps, forward contracts, futures and options, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. Gains and losses resulting from the use of these derivative financial instruments are included in income on a basis consistent with the underlying positions being hedged.	FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB statements 137 and 138, was adopted effective January 1, 2001. The Statement requires the Company to recognize all derivatives as assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. Derivatives that qualify as hedges must be designated as hedging instruments based on the exposure being hedged, either as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

(c)	The following table provides a general review of the material presentation differences between Canadian GAAP and U.S. GAAP.

	Canadian GAAP	U.S. GAAP
Premium income	Premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Net Income.	Premiums collected on universal life insurance and investment contracts (such as annuities) are not reported as revenue in the Consolidated Statements of Net Income but are recorded as deposits to policyholders’ account balances. Fees assessed against the policyholders relating to the contracts are recognized as revenue.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

	Canadian GAAP	U.S. GAAP
Reinsurance	Reinsurance recoverables from ceded contracts are recorded as an offset against policy liabilities.	Reinsurance recoverables are presented on a gross basis as a separate balance sheet asset, rather than netted against the related liabilities.

Segregated funds assets and liabilities	Segregated funds are managed separately from the general fund of the Company. Therefore, they are reported separately from the general fund assets and liabilities on the Consolidated Balance Sheets.	Segregated funds assets and liabilities are also separately presented in summary lines on the balance sheet, titled “separate accounts”.

Statement of cash flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity.	The cash flows from investment contracts are disclosed as a financing activity.

(d)	Condensed consolidated balance sheets

     The following balance sheet items of the Company, as at December 31, 2001 and 2000, reflect the impact of valuation, income recognition and presentation differences between Canadian GAAP and U.S. GAAP.

	2001		2000

(in millions of Canadian dollars)	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

			Restated (note 2(a))
Assets
Bonds	$19,046	$19,866	$17,681	$18,421
Mortgages	7,996	7,993	7,583	7,583
Common and preferred stocks	2,475	2,571	2,002	2,418
Real estate	941	779	851	699
Other investments	2,987	3,162	3,006	3,011
Deferred acquisition costs	—	1,415	—	1,318
Future income taxes	394	174	469	269
Reinsurance deposits and amounts recoverable	155	983	105	411
Other assets	957	1,333	1,039	1,443

Total assets	$34,951	$38,276	$32,736	$35,573

Segregated funds[1]	$22,090	$22,090	$22,383	$22,383

Liabilities and Equity
Actuarial liabilities	$27,169	$30,959	$25,481	$29,238
Other policy liabilities	1,443	1,808	1,205	1,106
Net deferred gains	1,491	—	1,543	—
Future income taxes	—	186	—	146
Other liabilities	875	794	1,021	778
Subordinated debentures	550	550	550	550
Equity	3,423	3,979	2,936	3,755

Total liabilities and equity	$34,951	$38,276	$32,736	$35,573

Segregated funds[1]	$22,090	$22,090	$22,383	$22,383

1  U.S. GAAP terminology is Separate accounts.

Canada Life Financial Corporation

Notes to the Consolidated Financial Statements

(e)      Condensed consolidated statements of net income

The following statements of net income items of the Company for the years ended December 31, 2001 and 2000 reflect the impact of the valuation, income recognition and presentation differences between Canadian GAAP and U.S. GAAP.

	2001		2000

(in millions of Canadian dollars)	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

			Restated (note 2(a))
Revenues
Premiums	$5,358	$3,851	$4,676	$3,569
Net investment income	2,241	1,918	2,306	2,046
Realized investment gains	—	60	—	749
Fee and other income	465	603	479	707

	8,064	6,432	7,461	7,071

Expenditures
Payments to policyholders and beneficiaries	5,218	4,128	4,924	3,892
Increase in actuarial liabilities	972	810	707	1,180

Expenses, including commissions, interest and premium taxes	1,383	1,347	1,283	1,142

	7,573	6,285	6,914	6,214

Net income before Income taxes	491	147	547	857
Income taxes	153	103	195	353

Net Income	$338	$44	$352	$504

(f)      Additional information required to be reported under U.S. GAAP

(i)      Deferred acquisition costs

Changes in deferred acquisition costs were as follows:

(in millions of Canadian dollars)	2001	2000

Balance, beginning of year	$1,318	$1,220
Capitalization	286	277
Accretion of interest	80	99
Amortization	(301)	(147)
Effect of net unrealized gains and losses on bonds and stocks	(9)	(126)
Disposition	—	(6)
Foreign currency translation adjustment	41	1

Balance, end of year	$1,415	$1,318

(ii)      Investments

       The net unrealized investment gains (losses), which are included in the Consolidated Balance Sheets as a component of equity, were as follows:

(in millions of Canadian dollars)	2001	2000

Gross unrealized gains	$1,622	$1,721
Gross unrealized losses	(288)	(328)
Effect on deferred acquisition costs	(201)	(192)
Effect on actuarial liabilities	(314)	(530)
Effect on future income taxes	(139)	(34)
Effect on value of business acquired	(10)	—

Total	$670	$637

(iii)      Earnings per common share

(in millions of Canadian dollars)	2001	2000

Shareholders’ net income[1]	$44	$504
Weighted daily average number of common shares outstanding	160.4	160.4
Basic and diluted earnings per common share	$0.27	$3.14

Shareholders’ net income before cumulative effect of adopting FAS133[1]	$69	$—
Weighted daily average number of common shares outstanding	160.4	—
Basic and diluted earnings per common shares excluding cumulative effect of adopting FAS133	$0.43	$—

[1]	Pro forma earnings per common share have been calculated assuming net income attributable to shareholders was $44 million ($504 million in 2000).

Canada Life Financial Corporation